FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 22, 2017 of Diana Containerships Inc. (the "Company") announcing the Company's financial results for the first quarter ended March 31, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: May 22, 2017	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2017

ATHENS, GREECE, May 22, 2017 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported a net loss of $7.4 million for the first quarter of 2017, compared to a net loss of $5.8 million for the respective period of 2016.
Time charter revenues, net of prepaid charter revenue amortization, were $3.8 million for the first quarter of 2017, compared to $11.8 million for the same period of 2016, mainly due to reduced employment opportunities and time charter rates.

Fleet Employment Profile (As of May 19, 2017)
Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU
6 Panamax Container Vessels

SAGITTA	A	$5,850	3.50%	CMA CGM	27-Jan-16	24-Jan-17
		$5,775	3.50%		24-Jan-17	21-Apr-17	1
		$9,500	1.25%	Hapag-Lloyd AG	11-May-17	7-Jul-17 - 15-Aug-17
2010 3,426
CENTAURUS	A	$5,500	3.50%	CMA CGM	22-Nov-16	29-May-17 - 22-Aug-17	2,3
2010 3,426
NEW JERSEY		-	-	-	-	- - -	4
(ex YM New Jersey)
2006 4,923
PAMINA		-	-	-	-	- - -	5
(ex Santa Pamina)
2005 5,042
DOMINGO	B	$6,150	3.50%	CMA CGM	11-Apr-16	18-Jan-17
(ex Cap Domingo)
		$6,000	5.00%	Nile Dutch Africa Line B.V.	28-Feb-17	29-May-17 - 28-Dec-17	2,6
2001 3,739
DOUKATO	B	$6,250	3.75%	Rudolf A. Oetker KG	23-Jan-16	16-Feb-17	7,8
(ex Cap Doukato)
		-	-	VASI Shipping Pte. Ltd.	17-Feb-17	17-Apr-17	9,10
2002 3,739
6 Post - Panamax Container Vessels
PUELO	C	$6,500	3.75%	MSC-Mediterranean Shipping Co. S.A., Geneva	17-May-16	26-May-17 - 10-Jun-17	2
2006 6,541
PUCON	C	$10,750	3.75%	Orient Overseas Container Line Ltd.	27-Apr-17	27-Apr-18 - 26-Jun-18	11,12
2006 6,541
MARCH	D	$6,075	5.00%	SeaGo Line A/S	3-Jul-16	7-Feb-17	13
(ex YM March)
		$6,850	1.25%	Hapag-Lloyd AG	15-Feb-17	25-Nov-17 - 25-Apr-18	14
2004 5,576
GREAT	D	$7,300	3.75%	Orient Overseas Container Line Ltd.	8-Apr-17	8-Jan-18 - 8-Apr-18	15
(ex YM Great)
2004 5,576
HAMBURG	E	$6,700	3.50%	CMA CGM	9-Jan-17	30-May-17 - 9-Dec-17	2
2009 6,494
ROTTERDAM	E	$6,200	5.00%	Maersk Line A/S	27-Apr-16	26-Feb-17	16
		$6,890	3.50%	CMA CGM	7-Mar-17	7-Nov-17 - 7-Feb-18
2008 6,494

* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1  In January 2017, the Company agreed to extend as from January 24, 2017 the previous charter party with CMA CGM for a period of minimum 2 months to maximum 4 months at a gross charter rate of US$5,775 per day.

2 Based on latest information.
3 Vessel on unscheduled maintenance from September 19, 2016 to November 16, 2016.
4 As of October 11, 2016, vessel has been placed into lay-up, in Malaysia.
5 As of October 10, 2016, vessel has been placed into lay-up, in Malaysia.
6 The Company has the option to withdraw the vessel any time after the completion of the first 6 months charter period against a 60 day Notice of Withdrawal from service to be tendered from Owners  earliest 4 months after delivery.

7 In January 2016, the Company agreed to extend as from January 23, 2016 the previous charter party with Rudolf A. Oetker KG for a period of minimum 3 months to maximum 12 months at a gross charter rate of US$6,250 per day.

8 As per addendum dated November 14, 2016, owners and charterers mutually agreed to extend the maximum redelivery date from January 23, 2017 to February 25, 2017.
9 Repositioning trip. Charterers to supply 1600 mts IFO 380 cst and 85 mts MGO for SECA areas fuel at the time of delivery. This will be the maximum required quantity on charterers' account for the trip from UK / Continent up to redelivery China. In case that vessel will burn less quantities than the supplied ones, then Company to refund charterers with the difference between the supplied and the actual consumed quantity. After 54 days, charterers will pay US$5,500 per day until redelivery of the vessel. Total commission paid to third parties US$5,000.

10 Currently without an active charterparty.
11 Vessel was in lay-up in Malaysia from July 27, 2016 to March 29, 2017.
12 Vessel on scheduled drydocking from April 3, 2017 to April 26, 2017.
13 The charter rate commenced 10 days after the delivery of the vessel to the charterers.
14 Charterers will pay US$1 per day for the first 15 days of the charter period.
15 Vessel was in lay-up in Malaysia from September 27, 2016 to March 28, 2017.
16 In March 2016, the Company agreed to extend as from April 27, 2016 (00:01) the previous charter party with Maersk Line A/S for a period of minimum 6 months to about 13 months at a gross charter rate of US$6,200 per day.

Summary of Selected Financial & Other Data
	For the three months ended March 31,
	2017	2016
	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$3,775	$11,766
Voyage expenses	463	1,026
Vessel operating expenses	5,201	8,891
Net loss	(7,393)	(5,766)
FLEET DATA
Average number of vessels	12.0	13.7
Number of vessels	12.0	13.0
Ownership days	1,080	1,251
Available days	1,080	1,206
Operating days	652	954
Fleet utilization	60.4%	79.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$3,067	$8,905
Daily vessel operating expenses (2)	$4,816	$7,107

______________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, May 22, 2017.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13661284.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended March 31,
	2017	2016
REVENUES:	(unaudited)	(unaudited)
Time charter revenues	$3,775	$13,464
Prepaid charter revenue amortization	-	(1,698)
Time charter revenues, net	3,775	11,766

EXPENSES:
Voyage expenses	463	1,026
Vessel operating expenses	5,201	8,891
Depreciation and amortization of deferred charges	1,994	3,548
General and administrative expenses	1,640	1,838
Loss on vessels' sale	-	497
Foreign currency losses	8	29
Operating loss	(5,531)	(4,063)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,877)	(1,735)
Interest income	15	32
Total other expenses, net	(1,862)	(1,703)

Net loss	$(7,393)	$(5,766)

Loss per common share, basic and diluted *	$(0.80)	$(0.63)

Weighted average number of common shares, basic and diluted*	9,222,969	9,127,148

* Adjusted to give effect to the 1 for 8 reverse stock split that became effective on June 9, 2016.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended March 31,
	2017	2016
	(unaudited)	(unaudited)
Net loss	$(7,393)	$(5,766)

Comprehensive loss	$(7,393)	$(5,766)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	March 31, 2017	December 31, 2016**
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$19,052	$17,316
Vessels' net book value	238,538	240,352
Other fixed assets, net	933	946
Other assets	6,487	7,917
Total assets	$265,010	$266,531

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank debt, net of unamortized deferred financing costs	$127,200	$127,129
Related party financing	45,617	45,617
Other liabilities	3,779	2,905
Total stockholders' equity	88,414	90,880
Total liabilities and stockholders' equity	$265,010	$266,531

** The balance sheet data as of December 31, 2016 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended March 31,
	2017	2016
	(unaudited)	(unaudited)
Net Cash used in Operating Activities	$(3,681)	$(835)
Net Cash provided by Investing Activities	785	4,325
Net Cash provided by / (used in) Financing Activities	4,632	(5,281)